EWPG Holding AB (publ)

52 Derech Menachem Begin St.

Tel Aviv-Yafo, Israel 6713701

May 26, 2021

Via EDGAR

Anuja Majmudar

Loan Lauren Nguyen

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	EWPG Holdings AB (publ)

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted April 23, 2021

CIK No. 0001846715

Dear Madames:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of May 6, 2021, regarding the abovementioned amended draft registration statement. For your convenience, your original comments appear in bold text, followed by our response. On May 26, 2021, we publicly filed a registration statement on Form F-1 (the “Registration Statement”). Page references in our responses are to the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 23, 2021

Prospectus Summary

Our Pipeline Projects and Achievements, page 3

1. We note your disclosure that you have a limited amount of megawatts that are subject to more advanced agreements including an Interconnection Agreement in Mexico for up to 25 megawatts. Please reconcile this statement regarding the Interconnection Agreement with your disclosure on page 64 stating that you "are not currently actively working on advancing this project." In addition, your response to prior comment 2 states that approximately 50 megawatts are covered by agreements that have progressed past the stage of a letter of intent. Please clarify the projects included in that amount as the projects you indicate that are subject to more advanced agreements appear to include 150 megawatts.

Response: We have reconciled the disclosure throughout the Registration Statement regarding the Interconnection Agreement to clarify that we are not currently actively working on advancing this project. In addition, we respectfully advise the Staff that the disclosure in the Registration Statement correctly identifies those projects comprising the approximately 50 megawatts that are covered by agreements that have progressed past the stage of a letter of intent. This pipeline of projects consists of the following projects for an aggregate pipeline size of 50.1 megawatts:

●	Power Purchase Agreement in Gibraltar for up to 5 megawatts;
●	Concession Agreement in Portugal for up to 20 megawatts;
●	Interconnection Agreement in Mexico for up to 25 megawatts; and
●	Pioneering Technology approval from the Israeli Ministry of Energy (the “MoE”), to construct a 100 kilowatt WEC array.

We have revised our disclosure throughout the Registration Statement to indicate that the Pioneering Technology approval from the MoE is for 100 kilowatts, which is 0.1 megawatts.

Business

Project Pipeline, page 63

2. We note your response to our prior comment 2 that you have revised the disclosure on page 63 and page 64 to describe material terms of certain agreements. Please include quantitative information regarding those agreements such as the price per kilowatt/hour you expect to receive under the Concession Agreement with the Port of Leixões and joint venture agreement with EDF Renewables IL. Please also revise your disclosure to include the cost of the initial and full stations under the Concession Agreement with the Port of Leixões.

Response: We respectfully advise the Staff that the Concession Agreement with the Port of Leixões and Joint Venture Agreement with EDF Renewables IL do not include information on the price per kilowatt/hour that we expect to receive for any energy generated from our WEC technology for the projects covered by such agreements. We further respectfully advise the Staff that we only expect to have such information once, if ever, we enter into an agreement with the national or local energy company allowing us to connect to the electricity grid and/or finalize certain registration and licensing procedures, as may be required in each country in which we seek to commercialize our WEC technology. Moreover, in many cases, we may be subject to spot price market terms, meaning that the price per kilowatt hour may constantly change. Accordingly, we only disclosed this type of information in the Registration Statement regarding our Gibraltar project because our Power Purchase Agreement is with the Government of Gibraltar and Gibraltar’s National Electric Company (Gibraltar Electric) and stipulates the price per kilowatt/hour at which our project can sell electricity to Gibraltar’s National Electric Company. We have revised our disclosure on page [63] to clarify that in most cases we should enter into an agreement(s) to connect our WEC technology to electricity grids.

Management, page 81

3. Please revise to specifically describe the principal occupations and employment during the past five years for your officers and directors. In this regard, please revise to include the related disclosures for Ms. Braverman and Mr. Jacobson. Refer to Item 401(e) of Regulation S-K.

Response: We have revised the disclosure on page [81] to specify Mr. Elias Jacobson’s occupations during the past five years. With respect to Ms. Braverman, who has served as the Chief Executive Officer of EWP Israel since 2011 and of our Company since 2019, we respectfully advise the Staff that the Registration Statement includes her principal occupations and employment during the past five years.

General

4. We note your response to prior comment 2 and re-issue in part. Please provide us with a more detailed legal analysis as to why you believe you are not substantially dependent on the Power Purchase Agreement with the Government of Gibraltar, the Concession Agreement with the Port of Leixões, the interconnection agreement with the National Center of Energy Control of Mexico and the joint venture agreement with EDF Renewables IL. Please tell us why you believe your business does not depend on these agreements to a material extent, and explain the potential impact if one of these parties were to suspend their operations or otherwise terminate their relationship with you. Additionally, please file your loan agreement with PortXL.

Response: We respectfully acknowledge the Staff’s comment. However, we note that the renewable energy industry, and more specifically, the wave energy industry, in which we operate, is relatively new and has not been commercialized in scale. Specifically, with respect to our operations, even if certain agreements may be deemed to be of a definitive nature, we have not entered into the commercialization phase of any of our projects and, with the exception of our Power Purchase Agreement (which requires certain licenses to construct), all other projects will require that we enter into an agreement with electricity companies or other relevant entities before we may commercialize our WEC technology.

Furthermore, although the Power Purchase Agreement with the Government of Gibraltar, the Concession Agreement with the Port of Leixões and the Interconnection Agreement with the National Center of Energy Control of Mexico have progressed past the letter of intent stage, we can choose to concentrate our efforts and capital on a different project at any given time, depending on a number of factors, such as the regulatory scheme of the country where the project is located, public perception, government support and grants and other conditions offered to us by ports, governments or other parties into which we seek to enter into agreements with. For example, as disclosed in the Registration Statement, we are not currently focusing on furthering our project subject to the Interconnection Agreement with the National Center of Energy Control of Mexico due to our current expectation as to the relatively high costs of the project; a similar outcome could occur with any other project at any given time. With respect to the Joint Venture Agreement with EDF Renewables IL, the agreement covers a very small scale of 0.1 megawatts, and, therefore, this agreement is not material for us either.

Accordingly, if a party to any of the aforementioned agreements were to terminate their respective agreement with us, for reasons unrelated to the effectiveness of our WEC technology, we do not believe that this would cause irreparable harm to our business operations or future prospects, rather, we would shift our attention to other potential projects. As such, we respectfully submit that we and our business are not substantially dependent on the aforementioned agreements.

We have filed the loan agreement with PortXL as an exhibit to the Registration Statement.

If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979, of Sullivan & Worcester LLP.

Sincerely,

EWPG Holdings AB (publ)

By:	/s/ Inna Braverman
Chief Executive Officer

cc:	Robert Babula Gus Rodriguez

3